TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE FOR
Q3 2010 AND NOTICE OF UPCOMING CONFERENCE PARTICIPATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 13, 2010 - TransGlobe Energy Corporation (“TransGlobe” or “the Company”) is pleased to provide a mid-quarter production and operations update for the third quarter of 2010 and announces the Company’s attendance at the Peters & Co. 2010 North American Oil & Gas Conference and the FirstEnergy/Société Générale Global Energy Conference.

Highlights

  Continued success in an expanding Nukhul development at West Gharib;
  New field discovery at East Arta #4;
  Record production in August of 10,204 barrels of oil per day (“Bopd”);
  Five rigs currently working on TransGlobe properties in Egypt and Yemen:
    Two rigs drilling on the West Gharib leases;
    Drilling started on the East Ghazalat Block;
    Development drilling underway on Block S-1, Yemen;
    Exploration well started drilling on Block 32, Yemen;
  Rig contracted for drilling on the Nuqra Block in Q4 2010; and
  TransGlobe added to S&P/TSX Small Cap Index.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Drilling

During the third quarter, the Company drilled four oil wells (East Arta #3, East Arta #4, Arta #21 and Hana #23) and one dry hole at Hoshia #9.

The East Arta #3 exploration well was drilled, cased and completed as a potential Nukhul oil well in July. East Arta #3 encountered a thin sand section in the Nukhul on a separate structure approximately 2.4 kilometres northeast of East Arta #2. The well had limited inflow on initial completion and is being evaluated for fracture stimulation (“frac”).

The East Arta #4 exploration well was drilled, cased and completed as new field discovery Nukhul oil well. The well encountered a thick Nukhul formation with an estimated 32 feet of net pay. The well was completed and fracture stimulated in early September and is producing at an initial rate of 500 to 600 Bopd.

The Arta #21 well was drilled and cased as a potential Nukhul oil well. The well will be completed and frac’d in September. Arta # 21 was drilled approximately 2.1 kilometres north of Arta #11.

The Hana #23 well was drilled, cased and completed as a producing Kareem oil well at an initial rate of 100 Bopd.

Two exploration wells are currently drilling, targeting Nukhul prospects at West Hoshia and at North Hoshia. The rigs are then scheduled to move to Arta and East Arta, respectively, for additional appraisal/exploration wells.

Fracture stimulations
During the third quarter, the Company successfully fracture stimulated five wells in the Nukhul formation (Arta #6, Arta #7, Arta #14, East Arta #4 and Hoshia #8).

Total Arta field production has increased from an average of 130 Bopd in January 2010 to approximately 722 Bopd in the second quarter, 969 Bopd in July and 1,381 Bopd in August.

The Company has successfully fracture stimulated the Nukhul formation in eleven vertical wells and one horizontal well in the West Gharib area. The initial, pre-frac production from these wells was between 0 and 90 Bopd. The post-frac initial rates have ranged between 100 Bopd on the crest of the Arta pool and as high as 1,000 Bopd on the thicker wells drilled on the flank. The wide range in post-frac performance makes it challenging to type curve the post-frac performance, however trends are emerging. The original group of vertical wells frac’d near the crest of the Arta pool had initial production rates ranging from 100 to 400 Bopd appear to be stabilizing in the 90 to 200 Bopd range after six months of production. The newer wells drilled further down the Arta structure appear to have at least twice the productive capacity based on the initial production rates of 600 to 1,000 Bopd.

The Arta #12 horizontal (“Hz”) well produced approximately 200 Bopd during August. A new pump is being manufactured in Canada to improve the pumping efficiency which has been impacted by the associated gas produced from the horizontal well. The pump is scheduled for a November delivery and could increase production to the 300 to 400 Bopd range, which may induce natural flow achieved in the better producers.

The new pool at East Arta is producing 500 to 600 Bopd from East Arta #4 in early September. Two stepout appraisal wells (East Arta #5 and #6) are planned for October/November.

The Nukhul formation in Hoshia #8 was frac’d during September and is producing at a post-frac rate of 175 Bopd.

The East Arta #2 well (drilled as a down dip eastern extension to the Arta Nukhul pool) was completed in the lower Nukhul and placed on initial production at 120 Bopd and stabilized at an un-stimulated rate of 85 Bopd. The well will be completed and frac’d in the upper main Nukhul zone, following a frac of the lower Nukhul this week. The commingled Nukhul is expected to be on production later this month.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

A three well drilling program commenced on September 13 at the Sabbar #1 location. The Sabbar #1 well is the first of two planned wells on the Safwa structure. Sabbar #1 is located approximately 1.7 kilometres northeast of Safwa NW-1 which tested 250 Bopd and Safwa #1 which tested 300 Bopd from the Upper Bahariya (un-stimulated). The total Safwa structure has an internally estimated Petroleum Initially in Place (“PIIP”) of 20.6 million barrels of oil (“MMBbl”) using the P-mean case.

The third well is targeting the Nakhil prospect which has an internally estimated PIIP of 10.4 MMBbl using the P-mean case. The Nakhil prospect is located approximately 8 kilometres southwest of Safwa #1.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe is finalizing a contract for a 1,200 Hp drilling rig to drill two exploration wells in Nuqra commencing in the fourth quarter. The rig will initially be contracted for one year and will be available for Nukhul development drilling at West Gharib following the Nuqra program. The first two wells will test the Diwan and Selsella prospects.

The Company has mapped five prospects in the eastern extension of the Kom Ombo sub-basin where the Al Baraka oil field was discovered by Dana Gas. The following table is a summary of the current Nuqra prospects:

		Gross
Name	Status	PIIP*
		(MMBbl)
Diwan	Prospect	46.0
Selsella	Prospect	13.6
Raghama	Prospect	162.0
Dabud	Lead	37.2
W. Diwan	Lead	22.4

* Internally estimated PIIP using the probabilistic P-mean case.

REPUBLIC OF YEMEN

Yemen East - Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

The Operator is preparing to spud an exploration well at Safa #1. The Safa #1 is targeting a small Qishn prospect between the Tasour and Godah fields. A development well at Godah #12 will be drilled following Safa #1.

Block 72, Republic of Yemen (20% working interest)

The Block 72 joint venture partnership has entered into a farm-out agreement with TOTAL E&P Yemen who is the Operator of Block 10 in the Masila Basin. Under the terms of the agreement, the Company will reduce its working interest from 33% to 20%. An exploration well targeting a fractured basement prospect on the northern portion of Block 72 is planned for the fourth quarter of 2010.

Yemen West - Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Drilling
The An Nagyah #4 vertical well was re-entered and completed as a horizontal producing Lam A oil well during August. The An Nagyah #4 Hz well was placed on production at an initial flowing rate of approximately 500 Bopd in September.

A new development horizontal well at An Nagyah #29 is currently drilling. In total, six to eight horizontal wells are planned for the An Nagyah pool. In addition to An Nagyah development drilling program, two exploration wells (one on Block S-1 and one on Block 75) and a horizontal appraisal well in the Osaylan pool are planned.

PRODUCTION

Production averaged 10,204 Bopd to TransGlobe during August, up from 9,395 Bopd during July. Production, during the first 12 days of September, has averaged 10,644 Bopd (8,012 Bopd in Egypt, 2,632 Bopd in Yemen).

2010 Production (Bopd)	Egypt	Yemen	Total
Q1	6,848	2,846	9,694
Q2	6,631	2,575	9,206
July	7,255	2,140	9,395
August	7,643	2,561	10, 204
Year-to-date (8 months)	6,926	2,615	9,541
Guidance			10,000 – 10,500

Production increases in August were attributed to new stimulated Nukhul producers at West Gharib in Egypt and new wells at An Nagyah in Yemen.

The average production for 2010 is expected to be at the lower end of guidance which remains at 10,000 to 10,500 Bopd. The primary focus of the current drilling program in West Gharib is delineating reserves and identifying new Nukhul pools. In 2011, the West Gharib drilling program will shift to infill development wells on the Nukhul pools. The exit rate for 2010 is expected to be approximately 11,000 Bopd.

INVESTOR RELATIONS

TransGlobe is pleased to advise that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company’s activities at the Peters & Co. 2010 North American Oil & Gas Conference in Toronto, Canada on Thursday, September 16 at 10:10 am Eastern Daylight Time (8:10 am Mountain Daylight Time). Investors are invited to listen to the live web cast of the presentation via the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3189780.

Mr. Ross Clarkson will also make a presentation at the FirstEnergy/Société Générale Global Energy Conference in London, United Kingdom on Monday, September 20 at 11:20 am British Summer Time (4:20 am Mountain Daylight Time). Investors are invited to listen to the live web cast of the presentation via the following link: http://jetslides.tv/lobby/225.

The links to these webcasts will also be available on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although

TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com